================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549
                               ------------------

                                    FORM 11-K

                                   (Mark one)
                    x ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                     For the transition period from    to



                        COMMISSION FILE NUMBER 001-14141



                            L-3 ILEX SYSTEMS SAVINGS
                           AND SECURITY PLAN AND TRUST


              (FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN,
                IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW)


                        L-3 COMMUNICATIONS HOLDINGS, INC.

                                  600 Third Ave
                               New York, NY 10016

         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

================================================================================

                                L-3 ILEX SYSTEMS
                       SAVINGS AND SECURITY PLAN AND TRUST

                              FINANCIAL STATEMENTS
                                       AND
                             SUPPLEMENTAL SCHEDULES

                           December 31, 2003 and 2002

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of

L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST


We have audited the accompanying statements of net assets available for benefits of the L-3 Ilex Systems Savings and Security Plan and Trust (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of L-3 Ilex Systems Savings and Security Plan and Trust as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                          \s\ Mayer Hoffman McCann P.C.


San Jose, California
June 20, 2004

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           December 31, 2003 and 2002


                                                     2003           2002
                                                  -----------    -----------
ASSETS

     Investments                                  $31,213,125    $22,944,062

     Participant loans                                628,303        686,722

     Employer contributions receivable                698,874        516,884
                                                  -----------    -----------

          NET ASSETS AVAILABLE
            FOR BENEFITS                          $32,540,302    $24,147,668
                                                  ===========    ===========






                       See Notes to Financial Statements

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     Years Ended December 31, 2003 and 2002

                                                     2003           2002
                                                  -----------    -----------
ADDITIONS (REDUCTIONS)

     Additions (reductions) to net assets
       attributed to:
       Net appreciation (depreciation) in fair
         value of investments                     $ 5,257,284    $(2,756,608)
       Interest and dividends                         595,131        505,767
                                                  -----------    -----------
                                                    5,852,415     (2,250,841)
                                                  -----------    -----------

     Contributions:
       Employer                                       698,874        517,418
       Participants                                 2,887,443      2,375,002
       Rollovers                                      334,074      4,590,992
                                                  -----------    -----------
                                                    3,920,391      7,483,412
                                                  -----------    -----------
         TOTAL ADDITIONS                            9,772,806      5,232,571
                                                  -----------    -----------

DEDUCTIONS

     Deductions from net assets attributed to:
       Benefits paid to participants                1,326,191        684,310
       Administrative expenses                         34,299         31,775
       Other                                           19,682         51,436
                                                  -----------    -----------
         TOTAL DEDUCTIONS                           1,380,172        767,521
                                                  -----------    -----------
         NET INCREASE                               8,392,634      4,465,050

         TRANSFER OF ASSETS TO PLAN                    --            314,802

         NET ASSETS AVAILABLE FOR
           BENEFITS, BEGINNING OF YEAR             24,147,668     19,367,816
                                                  -----------    -----------

         NET ASSETS AVAILABLE FOR
           BENEFITS, END OF YEAR                  $32,540,302    $24,147,668
                                                  ===========    ===========


                       See Notes to Financial Statements

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002


(1)      DESCRIPTION OF PLAN

         The following description of the L-3 Ilex Systems Savings and Security Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         GENERAL - The Plan is a defined contribution plan covering all full-time employees of L-3 Communications Ilex Systems, Inc. (the Plan Sponsor) who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         CONTRIBUTIONS - Participants may elect salary deferral contributions up to 15% of their annual eligible compensation, not to exceed limitations established annually by the Internal Revenue Service pursuant to IRC
         Section 402(g). Salary deferral contributions and earnings thereon are not subject to taxation until withdrawn from the Plan. Contributions are subject to certain limitations.

         The Plan provides for discretionary matching contributions. The amount of the matching contribution is specified annually by the Company's Board of Directors and shall be applied uniformly to all participants.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution, the Plan Sponsor's contribution and plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company discretionary matching contributions are vested in a graduated schedule as follows: 0
         - 3 years, no vesting; 3 or more years, 100% vested.

         PARTICIPANT LOANS - Loans are available to all participants. The minimum loan is $1,000 and the maximum loan available is the lesser of $50,000 or 50% of the participant's vested account balance based on the value of the participant's account as of the most recent valuation date. Loans are secured by the balance in the participant's account and bear interest at rates ranging from 5.00% to 10.75%, which approximates the market rate at the inception of the loans. Principal and interest are paid ratably through monthly payroll deductions. Repayment periods cannot exceed five years unless the loan is used for the purchase of a principal residence. In this instance, the repayment period may be up to 15 years.

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

                           DECEMBER 31, 2003 AND 2002


(1)      DESCRIPTION OF PLAN (CONTINUED)

         PAYMENT OF BENEFITS - Upon death, retirement or termination of employment, participants are entitled to receive their vested account balance. If the balance is equal to or less than $5,000, the balance will be distributed in a lump-sum cash payment. If the account balance is over $5,000, the participant may elect to roll over the balance to another qualified plan, receive the balance in a lump-sum cash payment or receive annuity benefits as prescribed by the Plan.

         FORFEITED ACCOUNTS - The participant's share of Company contributions that have not been vested will be forfeited. Forfeitures of Company matching contributions may be used to reduce administrative expenses and reduce matching contributions for the Plan year in which the forfeitures occur. At December 31, 2003, forfeited nonvested accounts totaled $22,199. These accounts will be used to reduce future employer contributions. Employer contributions were reduced by $30,127 and $21,956 from forfeited nonvested accounts during the years ended December 31, 2003 and 2002, respectively.

         PLAN TERMINATION - Although it has not expressed an intention to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provision of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

         INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct employee contributions in any of thirteen investment options. Funds are invested in shares of mutual funds and shares of the Plan Sponsor.


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting. Accordingly, income is recognized when earned and expenses are recorded when incurred.

         ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION - Investments are recorded at fair value based upon quoted market prices. The average cost method is used in determining the gain or loss arising upon the sale of investments.

         Participant loans are valued at cost, which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Acquisition costs are included in the cost of investments and sales are recorded net of selling expenses.

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

                           DECEMBER 31, 2003 AND 2002

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         CONCENTRATIONS OF CREDIT RISK - The Plan provides for various investment fund options, which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

         PAYMENT OF BENEFITS - Benefits are recorded when paid.

         ADMINISTRATIVE EXPENSES - Management fees are allocated on a pro rata basis to each participant. All other significant expenses are paid by the Plan.

         PLAN ASSETS HELD BY T. ROWE PRICE TRUST COMPANY, INVESTMENT MANAGER - The Plan's investment manager, T. Rowe Price Trust Company, maintains plan assets. The accounts are credited with actual earnings on the underlying investments and charged for plan withdrawals and management fees charged by T. Rowe Price Trust Company. The Plan's investments and changes therein have been reported by the investment manager as having been determined through the use of current market values.


(3)      PARTY-IN-INTEREST TRANSACTIONS

         Certain Plan investments are mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to T. Rowe Price Trust Company for administrative and investment management fees totaled $34,299 and $31,775 for the years ended December 31, 2003 and 2002, respectively.

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

                           DECEMBER 31, 2003 AND 2002

(4)      INVESTMENTS

         The following presents investments that represent 5% or more of the Plan's net assets:

                                                          DECEMBER 31,
                                                  --------------------------
                                                     2003           2002
                                                  -----------    -----------
Stable Value Fund                                 $ 3,349,861    $ 2,977,808
New Income Fund                                     1,757,822      1,770,857
Science & Techonology Fund                          4,844,443      2,705,699
Equity Income Fund                                  4,722,274      3,502,988
Capital Appreciation Fund                           3,601,558      2,599,153
Small-Cap Value Fund                                3,289,611      2,154,907
L-3 Stock Fund                                      2,929,401      1,996,377

         During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                                   YEARS ENDED DECEMBER 31,
                                                  --------------------------
                                                     2003           2002
                                                  -----------    -----------
Mutual Funds                                      $ 4,906,796    $(2,707,005)
Common Stock                                          350,488        (49,603)
                                                  -----------    -----------
                                                  $ 5,257,284    $(2,756,608)
                                                  ===========    ===========

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

                           DECEMBER 31, 2003 AND 2002

(5)      RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

         The amounts reported on Form 5500 are in agreement with the amounts included in the accompanying financial statements and supplemental schedules for the year ended December 31, 2003.

         For the year ended December 31, 2002, the amounts were in agreement except for the timing of the receipt of employer contributions, payment of participant benefits and payment of administrative expenses. The differences noted are as follows:

                                                   Benefits and
                                      Employer         Other      Administrative
                                   Contributions      Payments       Expenses
                                   -------------   ------------   --------------
         Balance per financials      $ 517,418       $ 735,746     $  31,775
         Difference                       (534)             67          (600)
                                   -------------   ------------   --------------
         Balance per Form 5500       $ 516,884       $ 735,813     $  31,175
                                   =============   ============   ==============

(6)      TAX STATUS

         The Plan received a favorable determination letter in October 1994 from the Internal Revenue Service stating that the Plan is qualified under the provisions of Internal Revenue Code (IRC) Section 401(a) and the related trust is exempt from federal income taxes under IRC Section 501(a). Accordingly, no provision for income taxes is reflected in the accompanying financial statements. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Continued qualification of the Plan depends on its future operations.


(7)      TRANSFER OF ASSETS INTO THE PLAN

         L-3 Communications Ilex Systems, Inc. acquired a company in July of 2002. In connection with this acquisition, participant loans, valued at $314,802, were transferred to the Plan during 2002.

                             SUPPLEMENTAL SCHEDULES

              L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)


                                December 31, 2003


EIN: 003
Plan Number: 94-2782626



(a)                 (b)                          (c)                   (d)          (e)

                                               Description
                                             of investments
                                          including maturity
                                        date, rate of interest
      Identity of issue, borrower,         collateral, par or                     Current
        lessor, or similar party             maturity value          Cost(1)       value
---   ----------------------------  -------------------------------  ------   ---------------
 *    T. Rowe Price Trust Company   Stable Value Fund                          $  3,349,861
 *    T. Rowe Price Trust Company   International Stock Fund                      1,360,867
 *    T. Rowe Price Trust Company   New Income Fund                               1,757,822
 *    T. Rowe Price Trust Company   Prime Reserve Fund                              903,033
 *    T. Rowe Price Trust Company   Short Term Bond Fund                          1,117,079
 *    T. Rowe Price Trust Company   Science & Technology Fund                     4,844,443
 *    T. Rowe Price Trust Company   Equity Income Fund                            4,722,274
 *    T. Rowe Price Trust Company   Capital Appreciation Fund                     3,601,558
 *    T. Rowe Price Trust Company   New Asia Fund                                   995,437
 *    T. Rowe Price Trust Company   Small-Cap Value Fund                          3,289,611
 *    T. Rowe Price Trust Company   Value Fund                                    1,369,861
 *    T. Rowe Price Trust Company   Dividend Growth Fund                            971,878
      L-3 Communications            L-3 Communications Common Stock            $  2,929,401
                                                                              ---------------
                                                                                31,213,125
      Participant Loans             Interest at 5.00% to 10.75%                    628,303
                                                                              ---------------
                                                                               $31,841,428
                                                                              ===============


*    Party-in-interest as defined by ERISA
(1)  Cost information may be omitted as Plan assets are participant-directed.





                        See Notes to Financial Statements

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the L-3 ILEX Systems Savings and Security Plan and Trust have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

                            L-3 ILEX Systems Savings and Security Plan and Trust Registrant



Date: June 28, 2004



                                         /s/ Michael T. Strianese
                                         ------------------------
                                         Name:  Michael T. Strianese
                                         Title: Senior Vice President, Finance
                                         of L-3 Communications Holdings, Inc.
                                         (Principal Accounting Officer)

                         CONSENT OF INDEPENDENT AUDITORS



As independent public accountants, we consent to the incorporation by reference in the Registration Statement on Form S-8 (File No.'s 333-59281, 333-64389, 333-78317, 333-64300 and 333-103752) and on Form S-3 (File No.'s 333-75558,
333-84826 and 333-99693) pertaining to the L-3 Ilex Systems Savings and Security Plan and Trust of our report dated June 20, 2004, with respect to the financial statements and supplemental schedules of L-3 Ilex Systems Savings and Security Plan and Trust included in this Form 11-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission. It should be noted that we have not audited any financial statements of the Plan subsequent to December 31, 2003.


                          \s\ Mayer Hoffman McCann P.C.


San Jose, California
June 24, 2003